UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 3, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -
TradeWind Communications	TRWDF

Media Release December 13, 2004

Trade Wind Communication Shareholders and Note Holders clear the way for ConnXion to list on the Australian Stock Exchange.

SYDNEY, AUSTRALIA - Trade Wind Communication Limited ("TWC") (TRWDF.OB/Pink sheets) Note Holders and Shareholders have unanimously approved all resolutions required for ConnXion Limited currently a wholly owned subsidiary of TWC to be listed on the Australia Stock Exchange (ASX) through an Initial Public Offering (IPO) raising A$3.6M.

At a meeting of Note Holders on Thursday 9 December 2004, Note Holders representing 76.24% of notes issued unanimously approved all four resolutions put to the meeting. The special resolutions passed by Note Holders approved the sale of the FlexmlTM Technology and partial release of the Security Trust Deed in relation to the FlexmlTM Technology. The other two ordinary resolutions passed related to the Redemption of Notes and Release of Obligations by the Note Holders.

At the Annual General Meeting and Special Meeting of Shareholders held on Monday 13 December 2004, shareholders representing 53.46% of total shares on issue, unanimously approved all resolutions including the sale of the FlexmlTM Technology and the listing of ConnXion on the Australian Stock Exchange.

The overwhelming support from Shareholders and Note Holders confirms the Board's conclusion that the IPO of ConnXion on the ASX is the appropriate strategy to access capital and ultimately provide stock liquidity to TWC Shareholders.

The ConnXion IPO should provide the company with sufficient capital to achieve profitability; to further scale up the business in Australia and; to commence the deployment of the business internationally.

For the Board of Directors

/s/ Frank Favretto

Frank Favretto

Executive Chairman

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TRWDF.OTC.BB/Pink sheets) is an innovative technology company and Australia's leading provider of document production and delivery solutions. We deliver critical business documents (i.e. invoices, statements, reminder letters, remittance advices and reports) to customers, shareholders, employees and suppliers across multiple delivery channels including email, fax, SMS and the postal system.

Our products and services produce the highest quality business documents and provide a seamless migration from paper to electronic delivery, resulting in reduced document delivery cost, improved cashflow and enhanced productivity.

Trade Wind Communications Limited trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRWDF". Additional information relating to Trade Wind is on SEDAR at www.sedar.com.

For more information please contact Frank Favretto, Sydney, Australia (61 2) 9250 8888

Web site: http://www.tradewind.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: December 14, 2004

/s/ Frank Favretto
Frank Favretto
Executive Chairman